Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Affirm Holdings, Inc. for the registration of debt securities, Class A common stock, preferred stock, warrants, depository shares, purchase contracts, guarantees, and units and to the incorporation by reference therein of our report dated October 07, 2020, with respect to the consolidated statements of operations, shareholders’ equity, and cash flows of Affirm Holdings, Inc. for the year ended June 30, 2019, and the related notes (collectively referred to as the “financial statements”), all included in its Annual Report (Form 10-K) for the year ended June 30, 2021, filed with the Securities and Exchange Commission.
/s/Ernst & Young LLP

San Francisco, CA
March 3, 2022